Exhibit 99.1

Press release 2025-02-13

Swedish Export Credit Corporation Appoints New CFO

Swedish Export Credit Corporation (SEK) has appointed Tobias Hornberger as its new Chief Financial Officer (CFO). Tobias joins SEK from Nordea, where he has extensive experience across multiple areas, most recently serving as Head of Group Financial Management. He will assume his role at SEK in early June 2025.

Tobias Hornberger holds a degree in business and economics from the Stockholm School of Economics. He has a long-standing background in the banking and financial sector, including asset management at Handelsbanken Asset Management and investment banking at Öhman Fondkommission. Since 2014, Tobias has been with Nordea, where he has held various positions within the Finance function. In recent years, he has served as Head of Group Financial Management.

-	I am very pleased to welcome Tobias to SEK. With his extensive experience and competence, he will make a strong contribution to SEK's continued development, says Magnus Montan, CEO of SEK.

SEK is a state-owned, commercially driven company with a mission to strengthen Swedish exports by providing financing to Swedish exporters, their suppliers, and international buyers of Swedish goods and services. SEK also finances sustainable transitions, both in Sweden and globally.

-	I am very much looking forward to joining my new colleagues at SEK and together continue to strengthen SEK, enabling us to support Swedish exporters with financing and a sustainable transition, says Tobias Hornberger.

Tobias Hornberger will lead SEK’s CFO department, be a member of the executive management team, and report directly to CEO Magnus Montan. During the interim period from March 1 to June 15, Susanna Rystedt, Head of Strategy, Business Development, and Communication, will also serve as Acting CFO of SEK.

Contact Katarina Daniels, Head of Communications katarina.daniels@sek.se Mobile: +46 72 080 68 85	AB Svensk Exportkredit Visiting address: Fleminggatan20 Box 194, 101 23 Stockholm, Sweden